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07008166


SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2007
WASH, D.C.
186
SECTION

SECU[illegible] [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPHA EQUITY RESEARCH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 LAFAYETTE ROAD, P.O. BOX 670
(No. and Street)

NORTH HAMPTON	NH	3862
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID O'LEARY (603) 964-4499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY	NH	3053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DAVID O'LEARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPHA EQUITY RESEARCH, INC., as of JUNE 30, 20 7, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

KAREN S. PARRY, Notary Public
My Commission Expires September 4, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPHA EQUITY RESEARCH, INC.

FINANCIAL STATEMENTS

JUNE 30, 2007

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910

FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Alpha Equity Research, Inc.
North Hampton, NH

We have audited the accompanying statement of financial condition of Alpha Equity Research, Inc. (the Company) as of June 30, 2007 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Equity Research, Inc. as of June 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
August 20, 2007

ALPHA EQUITY RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash and cash equivalents	$ 188,311
Deposits with clearing organizations	25,000
Receivable from customers	33,374
Investment in affiliate	26,193
Furniture and equipment, at cost less, accumulated depreciation of $69,796	51,598
Marketable securities, at fair value ($243,933 on margin)	457,140
Total Assets	$ 781,616

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 48,904
Payable to broker dealer	243,933
Deferred revenue	63,333
Deferred taxes payable	9,867
Income taxes payable	5,031
Total Liabilities	371,068
Stockholders' Equity	
Common stock, no par value, shares authorized 500; 350 issued and 320 outstanding shares	191,054
Retained earnings	274,494
Less 30 shares of common stock in treasury, at cost	(55,000)
Total Stockholders' Equity	410,548
Total Stockholders' Equity and Liabilities	$ 781,616

The accompanying notes are an integral part of these financial statements.

ALPHA EQUITY RESEARCH, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2007

Revenues:	
Commissions	$ 23,013
Fee income	1,681,211
Interest and dividends	27,215
Other income	3,466
Net investment gains	103,233
	1,838,138
Expenses:	
Employee compensation and benefits	879,500
Floor brokerage, exchange, and clearance fees	31,518
Communications	16,927
Occupancy	118,434
Taxes, other than income taxes	39,859
Other expenses	580,033
	1,666,271
Income Before Income Taxes	171,867
Provision for Income Taxes	49,432
Net Income	$ 122,435

The accompanying notes are an integral part of these financial statements.

ALPHA EQUITY RESEARCH, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2007

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at July 1, 2006	$ 191,054	$ 152,059	$ (15,000)	$ 328,113
Purchase of treasury stock			(40,000)	$ (40,000)
Net Income		122,435		122,435
Balance at June 30, 2007	$ 191,054	$ 274,494	$ (55,000)	$ 410,548

The accompanying notes are an integral part of these financial statements.

ALPHA EQUITY RESEARCH, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2007

Cash flows from operating activities:		
Net income		$ 122,435
Adjustments to reconcile net income		
to net cash provided by operating activities		
Depreciation	$ 17,325	
Deferred taxes	38,401	
Realized gain on marketable securities	(78,049)	
Unrealized gain on marketable securities	(25,184)	
Dividends reinvested in marketable securities	(2,158)	
Income from investment in affiliate	(1,193)	
(Increase) decrease in operating assets:		
Increase in receivable from customers	(1,290)	
Increase (decrease) in operating liabilites:		
Decrease in accounts payable, accrued expenses	(25,148)	
Decrease in deferred revenues	(90,750)	
Decrease in income taxes payable	(1,167)	
Total adjustments		(169,213)
Net cash used by operating activities		(46,778)
Cash flows from investing activities		
Deposits into investment account		(525,158)
Transfers from investment account to cash		500,000
Purchase of furniture and equipment		(44,192)
Net cash used by investing activities		(69,350)
Cash flows from financing activities		
Purchase of treasury stock		(40,000)
Net cash used by financing activities		(40,000)
Net decrease in cash		(156,128)
Cash at beginning of the year		344,439
Cash at end of the year		$ 188,311

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 16,186
Income tax payments	$ 12,198

Non-cash transactions: Marketable securities at fair value of $243,933 at the balance sheet date were purchased on margin.

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

ALPHA EQUITY RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated on November 8, 1994. It serves as a broker/dealer in securities and provides research to portfolio managers. Related commission revenue and expenses are recorded on a settlement date basis.

Deferred Revenue

The Company receives a significant amount of its revenues as fee income. This income is recognized ratably over the term of the contract, which is typically twelve months.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended June 30, 2007, depreciation expense was $17,325.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At June 30, 2007, these securities at fair value consist of equities valued at $457,140.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $230,783 as of June 30, 2007, which exceeded required net capital of $24,738 by $206,045. The ratio of aggregate indebtedness to net capital at June 30, 2007 was 160.8%.

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$ 4,111	$ 6,920	$ 11,031
Deferred	25,675	12,726	38,401
	$ 29,786	$ 19,646	$ 49,432

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to operating leases for office space and office equipment. The Company leases its office space from a related party, Alpha Equity Realty. Approximate future minimum lease payments of all non-cancelable operating leases for the next two years are as follows:

2008	$54,000
2009	54,000
	$108,000

Rent expense for the office space for the fiscal year 2007 was $78,590.

NOTE 5- RETIREMENT PLAN

The Company has a discretionary noncontributory defined contribution SEP-IRA plan covering substantially all of its employees. Contributions to the plan totaled $0 for the period ended June 30, 2007.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 7- RELATED PARTY TRANSACTIONS

The majority stockholder of Alpha Equity Research, Inc. is also the majority stockholder of two affiliated companies, AER Advisors, Inc. and Alpha Equity Realty, LLC.

AER Advisors, Inc. produces the master list, stock picker, stock checker, and marketing materials to online trading firms for Alpha Equity Research, Inc. For the fiscal year ending June 30, 2007, the amount paid for these services was $78,629. No amount was due to or from this related party at June 30, 2007.

Alpha Equity Reality, LLC owns the office space that Alpha Equity Research, Inc. rents. The total amount of rent paid to this related party during the fiscal year was $78,590. No amount was due to or from this related party at June 30, 2007.

ALPHA EQUITY RESEARCH, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2007

ALPHA EQUITY RESEARCH, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2007

Total ownership equity from statement of financial condition	$ 410,548
Total nonallowable assets from statement of financial condition	(111,193)
Net capital before haircuts on securities positions	299,355
Haircuts on securities	(68,572)
Net capital	$ 230,783
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 371,068
Total aggregate indebtedness	$ 371,068
Percentage of aggregate indebtedness to net capital	160.8%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 24,738
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 24,738
Excess net capital	$ 206,045

ALPHA EQUITY RESEARCH, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT JUNE 30, 2007

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED June 30, 2007	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT June 30, 2007
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 496,415	$ (85,867)	$ 410,548
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	131,163	(19,970)	111,193
Haircuts on securities	68,572	-	68,572
Total deductions	199,735	(19,970)	179,765
Net capital	$ 296,680	$ (65,897)	$ 230,783

SCHEDULE II

ALPHA EQUITY RESEARCH, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2007

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ALPHA EQUITY RESEARCH, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2007

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

ALPHA EQUITY RESEARCH, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2007

Alpha Equity Research Inc., is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(ii) as its transactions are limited and it clears all its transactions on a fully disclosed basis through its clearing firm. They do not handle customer funds or securities, accordingly, information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Alpha Equity Research, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Alpha Equity Research, Inc., (the Company), for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
August 20, 2007

END